UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4, 6 and 7 are hereby amended and supplemented to add the following:

Item 3.  Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 8 is incorporated herein by reference.

Item 4.  Purpose of Transaction

On April 12, 2013, the Issuer and Kien Huat entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) whereby Kien Huat agreed to exercise in full the subscription rights it will receive at no charge pursuant to a rights offering by the Issuer to the holders of Common Stock and Series B Preferred Stock of non-transferable subscription rights to purchase one share of Common Stock at a subscription price of $1.8901 per Common Share (the “Subscription Price”) for each five shares of Common Stock owned, or into which the Series B Preferred Stock is convertible (the “2013 Rights Offering”).  Kien Huat expects to receive approximately 3,650,849 subscription rights pursuant to the 2013 Rights Offering.  In addition, Kien Huat also agreed to exercise all rights not otherwise exercised by the other holders in the 2013 Rights Offering that would result in Kien Huat acquiring up to one share less than 20% of the Issuer’s issued and outstanding shares of Common Stock at the time of the commencement of the 2013 Rights Offering (the “Standby Offering”).  Kien Huat agreed to pay an amount equal to the Subscription Price multiplied by the number of shares of Common Stock purchased in the 2013 Rights Offering within 10 days of grant of its subscription rights, and an amount equal to the Subscription Price multiplied by the number of shares of Common Stock purchased in the Standby Offering within five (5) business days of the completion of the 2013 Rights Offering.  In consideration for Kien Huat’s participation in the Standby Offering, the Issuer agreed to pay Kien Huat a fee of $40,000 on the date of the Standby Offering closing, and to reimburse Kien Huat for up to $40,000 of out-of-pocket fees and expenses incurred in connection with the transactions.

Pursuant to the terms of the Standby Purchase Agreement, Kien Huat agreed that it and its affiliates would not acquire shares of Common Stock between the date of the Standby Purchase Agreement and the closing date of the Standby Offering unless authorized to do so by the Issuer. The Issuer agreed, subject to certain limited exceptions, to not issue any capital stock or securities exchangeable for capital stock of the Issuer between the date of the Standby Purchase Agreement and the earlier of the closing date of the Standby Offering or any termination date of the Standby Purchase Agreement.  The obligations of the Issuer and Kien Huat to perform their respective obligations under the Standby Purchase Agreement are subject to the following: (i) no judgment, injunction, decree, regulatory proceeding or other legal restraint shall prohibit, or have the effect of rendering unachievable, the consummation of the 2013 Rights Offering, the Standby Offering or the material transactions contemplated by the Standby Purchase Agreement; (ii) no stop order suspending the effectiveness of the Issuer’s registration statement on Form S-1 relating to the 2013 Rights Offering (the “Registration Statement”) or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission, and any request of the Commission for inclusion of additional information in the Registration Statement or otherwise shall have been complied with; and (iii) the shares of Common Stock issued in the 2013 Rights Offering and the Standby Offering shall have been authorized for listing on the Nasdaq Global Market prior to the issuance of such shares.  The obligation of Kien Huat to perform its obligations under the Standby Purchase Agreement is also subject to certain additional conditions, including the accuracy of the Issuer’s representations and warranties, the absence of a material adverse effect, trading in the Issuer’s common stock not having been suspended and receipt of any required regulatory approvals.  In addition, the Standby Purchase Agreement includes customary representations, warranties and covenants by the Issuer and also provides for indemnification of Kien Huat against certain liabilities or contribution to payments Kien Huat may be required to make because of any of those liabilities.

The Standby Purchase Agreement may be terminated by Kien Huat at any time prior to the closing date of the Standby Offering by written notice to the Issuer if (i) any condition to the obligations of Kien Huat set forth in the preceding paragraph is not satisfied, or because of any refusal, inability or failure of the Issuer to perform any agreement or comply with any provision contained in the Standby Purchase Agreement other than by reason of a default by Kien Huat; (ii) the 2013 Rights Offering shall have been cancelled, terminated or withdrawn on or prior to either the closing date for Kien Huat’s basic subscription exercise pursuant to the 2013 Rights Offering or the closing date of the Standby Offering; or (iii) if the 2013 Rights Offering will  not be consummated on or before June 30, 2013, unless such failure shall be due to a default by Kien Huat.

The Standby Purchase Agreement may also be terminated by either party if (i) at any time prior to the closing date for Kien Huat’s basic subscription exercise pursuant to the 2013 Rights Offering or the closing date of the Standby Offering, if there is a material breach of the Standby Purchase Agreement by the other party that is not cured within fifteen (15) days after the non-breaching party has delivered written notice to the breaching party of such breach, except that if such breach occurs on or prior to the closing date for Kien Huat’s basic subscription exercise pursuant to the 2013 Rights Offering, such closing will not occur until such breach has been cured; or (ii) consummation of the Standby Offering is prohibited by law, rule or regulation.

In addition, the Standby Purchase Agreement may be terminated by the Issuer in the event that the Issuer determines that it is not in the best interests of the Issuer and its shareholders to go forward with the 2013 Rights Offering.

References to and descriptions of the Standby Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Standby Purchase Agreement, which has been filed as Exhibit 6 and is incorporated herein by this reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 8 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2013

Kien Huat Realty III Limited

By:           /s/  Gerard Lim
Name:  Gerard Lim
Title:  Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.
Exhibit 2
Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3
Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4
Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian.
Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd.